EXHIBIT 12
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
For Year Ended December 31, 2000
(Dollar Amounts in Thousands)

West Penn Power Company
Earnings:
Net Income	$102,404
Fixed charges (see below)	68,920
Income taxes	56,297
Total earnings	$227,621

Fixed Charges:
Interest on long-term debt	$64,057
Other interest	2,861
Estimated interest component of rentals	$2,002
Total fixed charges	$68,920

Ratio of Earnings to Fixed Charges	3.30